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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 23, 2005
(Date of Earliest Event Reported)

ADVANCED OXYGEN TECHNOLOGIES, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware 000-09951 91-1143622
(State of Incorporation) (Commission File No.) (I.R.S. Employer
Identification No.)
C/O Crossfield Incorporated
133 West 13th St. Suite no.5
New York, NY 10011
(Address of Principal Executive Offices)
Registrant's Telephone Number: (212) 727-7085
26883 Ruether Avenue
Santa Clarita, CA, 91351
(Former Address)

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ITEM 2: ACQUISITION OR DISPOSITION OF ASSETS

Pursuant to a merger agreement attached hereto as exhibit I, ("Merger Agreement"), on April 24, 2005 Mobile Group Inc., a fully owned subsidiary of Advanced Oxygen Technologies, Inc. ("Mobile Group" or the "Buyer"), purchased 100% of the issued and outstanding stock of Mobiligroup, ApS ("Mobili" or the "Company") from all of its owners (the "Shareholders") for the value of three hundred thousand dollars ("Purchase Price"). Advanced Oxygen Technologies, Inc., a one hundred percent owner of Mobile Group, Inc. exchanged 800 shares of Mobile Group, Inc. (80% of the issued and outstanding shares of Mobile Group, Inc.) for one hundred percent of the issued and outstanding shares of Mobiligroup ApS (138,888 shares).

Pursuant to a waiver agreement attached hereto as exhibit II ("Waiver Agreement"), on April 23, 2005 the shareholders that sold IP Service ApS to Advanced Oxygen Technologies, Inc. ("IP Sellers") entered into a waiver agreement with Advanced Oxygen Technologies, Inc. whereby:

1) The IP Sellers waived and relinquished all rights to collect the share conversion owed to the IP Sellers from the conversion of a preferred share ("Preferred Share") pursuant to the stock acquisition agreement of March 3, 2003 (agreement governing the purchase of IP Service ApS, "IP Purchase Agreement"),

2) The IP Sellers release and indemnify Advanced Oxygen Technologies, Inc. and Advanced Oxygen Technologies, Inc. release and indemnify the IP Sellers for breach of contract, making false warranties and representations, and, liabilities associated with the remedies of set off pursuant to the IP Purchase Agreement, and,

3) For consideration of the above the IP Sellers will deliver to Advanced Oxygen Technologies, Inc. the Preferred Share and One Million One hundred twenty thousand (1,120,000) shares of Advanced Oxygen Technologies, Inc.

Pursuant to a stock acquisition agreement attached hereto as exhibit III ("Stock Acquisition Agreement"), on April 27, 2005 Advanced Oxygen Technologies, Inc. sold 100.00% of the stock of IP Service ApS to Securas, Ltd. 7 Stewards Court, Carlisle Close, Kingston Upon Thames, Surrey KT2 7AU, United Kingdom ("SecurAs") for consideration as follows:

1) The purchase price will be Seven Hundred and Fifty Thousand US Dollars payable as follows:

a) Cash and or

b) Royalties, which are comprised of 33.33% of all revenue derived from or associated with IP Service ApS or any of its products, which shall be payable quarterly on the 10th day following each quarter and SecurAs will deliver a certified audit of the revenues of IP Service ApS annually to Advanced Oxygen Technologies Inc. At any time Advanced Oxygen Technologies, Inc. can conduct and independent audit of IP Service ApS.

At closing, SecurAs did NOT pay any cash to Advanced Oxygen Technologies, Inc.

ITEM 7. FINANCIAL STATEMENTS, PROFORMA FINANCIAL INFORMATION and EXHIBITS

EXHIBIT I

MERGER AGREEMENT

This MERGER AGREEMENT (the "Agreement") dated as of April 11th, 2005 is by and among the shareholders of Mobili Group A/S, (as presented in schedule 1.1 – "The Shareholders"), a corporation organized under the laws of Denmark (the "Company"), and Mobile Group Inc., a Delaware corporation (the "Acquisition Company").

R E C I T A L S

WHEREAS, AOXY Inc. (Advanced Oxygen Technology Inc., New York) has formed the Acquisition Company for the purposes of merging with and into the Company;

WHEREAS, the Board of Directors of the Acquisition Company and the Company have each adopted a resolution approving this Agreement and declaring its advisability in accordance with the requirements of Delaware Law, the laws of Denmark, and the charter documents of their respective companies; and

WHEREAS, the AOXY, as the direct Controlling stockholder of the Acquisition Company, and the Principal Stockholders - "The Shareholders" - of the Company have each indicated their intent, immediately following the execution of this Agreement, to vote in favor of the adoption of this Agreement; and

WHEREAS, the Acquisition Company desires to acquire all issued shares in the Company and outstanding through a tax-free reverse subsidiary merger in accordance with the terms and conditions of

this Agreement; and

A G R E E M E N T

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows.

ARTICLE I

DEFINITIONS

1. Certain Defined Terms. As used in this Agreement, the following terms (when used with initial capital letters) shall have the following respective meanings:

"SEC". The Security and Exchange Commission, Washington DC, USA.

"AFFILIATE" has the meaning set forth in Rule 12b-2 of the regulations

promulgated under the Securities Exchange Act.

"CLOSING" means the in fact exchange of shares and ownership as specified.

"CLOSING DATE" means the day of delivery of shares in the merging companies.

"CLOSING DATE BALANCE SHEET" means the balance sheet in the Company at the Closing date.

"CONFIDENTIAL INFORMATION" means any information concerning the businesses and affairs of the Company or the parties, that is not generally available to the public.

ATTACHMENTS

Schedule 1.1 List of Shareholders in Company

Schedule 1.2 Officers and Directors in company and Acquisition Company

Schedule 1.3 Audited financials for Company.

ARTICLE II. The agreed transaction.

"The Shareholders" hereby agrees to sell and transfer all rights and ownership to the shares in the Company to the Acquisition Company.

The Acquisition Company hereby agrees to issue and deliver to "The Shareholders" 800 of a total of 1000 (one thousand) issued shares in the Acquisition Company (80%).

ARTICLE III. Governing the Acquisition Company.

"The Shareholders" will at the time of this merger have the right to appoint 3 of a total of 5 members of the board of directors and will (through their appointees) have the right to appoint the manager (CEO) of the Acquisition Company.

ARTICLE IV. Public Statements

As a NASDAQ company AOXY must within 8 days from this transaction make a public filing with the SEC regarding this transaction.

The parties agrees that no other party to the agreement makes any public statement regarding this transaction.

The parties further agrees not to make public or disclose to third party confidential information regarding this transaction or the business of the parties that might come to knowledge through this agreement and the transaction involved.

ARTICLE V. Closing.

The Closing will take place in New York unless the parties all agree to close the transaction in another location.

"The Shareholders" will at closing deliver the shares in the Company.

The Company will at closing deliver a Closing Data Balance Sheet and audited financials for the previous periods.

The Acquisition Company will at closing deliver shares issued to "Shareholders"

Closing Date is agreed to Thursday April 14th, 2005.

ARTICLE VI. Costs

All costs, including costs for attorneys and auditing incurred in order to consummate and close this proposed transaction is to be paid by the Company.

ARTICLE VII. Termination of Merger Agreement

Should for any reason this proposed transaction not be closed on or before June First 2005, this agreement becomes null and void and none of the parties to this agreement shall be bound by any of the provisions in the agreement – except for the confidentiality agreement.

/s/Robert E. Wolfe/s/ Advanced Oxygen Technologies, Inc.

/s/Klaus Aamann/s/ , KBA Holding ApS

/s/ Rasmus Refer/s/, ARCO Investments ApS

/s/ Rene Lauritsen/s/, Sapiens Alliance Ltd

/s/Tanveer Sharif/s/ Desi Star

/s/Thomas Rex Frederiksen /s/, DK Group Holding Ltd.

/s/Jesper Thomsen/s/, Svaneco Ltd.

Schedule 1.1 List of Shareholders in Company

```
13
                                                 Side

Jesper Thomsen, Svaneco Ltd. (i det følgende: "JT")
René Lauritsen, Sapiens Alliance Ltd. (i det følgende: "RL")

                        Rasmus Refer, Arco Investment A/S
                        (i det følgende: "RR")

                        Thomas Rex Frederikse, DK Group Holding Ltd.n
                        (i det følgende: "TR")

                       S
                        Klaus Aamann,KBn Holding ApS
                        (i det følgende: ("KA")

                        Tanveer Sharif, Desi Star
                        (i det følgende: " TS")


                       Ownership      Shares
                          %           kr. nom.


        JT                18,00   125.000,00
        RL                18,00   125.000,00
        RR                18,00   125.000,00
        KA                18,00   125.000,00
        TS                 9,00    12.500,00
        TR                19,00    26.388,00

        Total            100,00   138.888,00
```

Schedule 1.2 Officers and Directors in company and Acquisition Company

Mobile Group Inc.

Chairman: Robert E. Wolfe

President: Robert E. Wolfe

Schedule 1.3 Audited Financial Statements

MOBILIGROUP ApS

Financial Statements for the year ended December 31, 2004 and the
period ended March 10, 2005

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of the Company

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Mobiligroup ApS

We have audited the accompanying balance sheets of Mobiligroup ApS as of December 31, 2004 and March 10, 2005 and the related statements of operations, shareholders' equity and cash flows for each of the periods. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobiligroup ApS at December 31, 2004 and March 10, 2005 and the results of its operations and its cash flows for each of the periods, in conformity with accounting principles generally accepted in the United States of America.



Revisorerne Strandvejen 58
Member Horwath International

Søren Jørlassen
State Authorized Public Accountant

Copenhagen, Denmark

March 15, 2005

Moblilgroup ApS

BALANCE SHEETS
(in thousands)

	2004	2005	
	DKK	DKK	US$
ASSETS			
Current assets:			
Cash and cash equivalents	0	0	0
Accounts receivable trade, net of allowance for doubtful accounts of DKK 0 in 2005 (DKK 0 in 2004)	0	0	0
Accounts receivable, related parties	0	0	0
Inventories	0	0	0
Prepaid income taxes	0	0	0
Deferred tax assets	0	0	0
Prepaid expenses	0	0	0
Other current assets	0	0	0
Total current assets	0	0	0
Equipment, and improvements, net of accumulated depreciation	0	0	0
Software and licence rights, net	160	2,910	524
Investments in equity investees	0	0	0
Other assets	0	0	0
Total assets	160	2,910	524
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	0	39	7
Accrued expenses	35	35	6
Short-term borrowings	0	0	0
Deferred income	0	0	0
Income taxes payable	0	0	0
Total current liabilities	35	74	13
Shareholders' equity			
Common Shares (authorized and issued 138,888 in 2005 and 125,000 in 2004,at par value DKK 1)	125	139	25
Additional paid-in capital	0	2,736	493
Retained earnings	0	(39)	(7)
Total shareholders' equity	125	2,836	511
Total liabilities and shareholders' equity	160	2.910	524

See accompanying notes.

Mobiligroup ApS

STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31 and March 10		
	2004	2005	
	DKK	DKK	US$
Net revenue	0	0	0
Operating expenses:			
Cost of sales	0	0	0
Selling and marketing expenses	0	0	0
General and administrative expenses	0	39	7
Total operating expenses	0	39	7
Operating (loss)	(0)	(39)	(7)
Interest income	0	0	0
Interest expense	(0)	(0)	(0)
Other income (expense), net	(0)	0	0
Income (loss) before income taxes	(0)	(39)	(7)
Income taxes and income tax benefit, net	0	0	0
Net (loss)	(0)	(39)	(7)
Net (loss) per common share, basic and diluted	(0)	(0.00)	(0.00)
Average common shares outstanding	125,000	138,888	138,888

See accompanying notes.

Mobiligroup ApS

STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Shares DKK	Additional Paid-In Capital DKK	Retained Earnings DKK	Total DKK
Balance at November 8, 2004	125	0	0	125
Net income (loss)........................			(0)	(0)
Balance at December 31, 2004......	125	0	(0)	125
Issuance of 13,888 shares, March 8, 2005	14	2,736		2,750
Net income (loss)........................			(39)	(39)
Balance at March 10, 2005............	139	2,736	(39)	2,836

See accompanying notes.

Mobiligroup ApS

STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31 and March 10,		
	2004	2005	
	DKK	DKK	US$
Cash flows from operating activities:			
Net income (loss)	(0)	(39)	(7)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	0	0	0
(Gain) loss on sale of fixed assets	0	0	0
Deferred tax, net	0	0	0
Changes in operating assets and liabilities:			
Accounts receivable	0	0	0
Inventories and other assets	0	0	0
Accounts payable	0	39	7
Accrued expenses	35	0	0
Deferred revenue	0	0	0
Cash provided by (used in) operating activities	35	(0)	(0)
Cash flows from investing activities:			
Purchases of software rights	(160)	(2,750)	(495)
Cash capital expenditures	0	0	0
Proceeds from sales of fixed assets	0	0	0
Investment in equity investees	0	0	0
Cash provided by (used in) in investing activities	(160)	(2,750)	(495)
Cash flows from financing activities:			
Net change in short-term borrowings	0	0	0
Proceeds from issuance of common shares and warrants	125	2,750	495
Cash provided by (used in) financing activities	125	2,750	495
Net increase (decrease) in cash and cash equivalents	0	0	0
Cash and cash equivalents, beginning of period	0	0	0
Cash and cash equivalents, end of period	0	0	0
Cash paid for interest	0	0	0
Cash paid for taxes	0	0	0

See accompanying notes.

1.   Summary of Significant Accounting Policies

Description of Business

The Company is developing mobile software solutions. The company is focusing on selling selected service for mobile telephony during the year 2005.

Reporting currency

The functional currency of the Company is the local currency of the country in which the company conduct its business. Balance sheet accounts are translated into DKK at the year end exchange rate and items in the statement of operations are translated at the average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

Information expressed in US dollars

The Consolidated Financial Statements are stated in Danish Kroner ("DKK"), the currency of the country in which the Company is incorporated and operate. Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.5529 DKK to US $ 1, the approximate exchange rate at March 10, 2005. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

Risks and uncertainties

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

Equipment, works of art and improvements

Equipment and improvements are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 10% and 20% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease.

Software rights

Software rights are carried at cost. Software rights is depreciated on a straight-line basis over the expected useful lives at rates between 33% and 20% per annum.

Revenue recognition

Revenues from services are recognized at the date of delivery of the service. Subscriptions are recognized over the subscription period.

1. Summary of Significant Accounting Policies (continued)

Concentration of credit risk

Cash and cash equivalents are, for the most part, maintained with major financial institutions in Denmark.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled DKK 0 and DKK 0 in 2004 and 2005, respectively.

Income taxes

The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

Other post-retirement and post-employment benefits

The Company does not provide its employees with post-retirement and post-employment benefits.

2. Equipment, works of art and improvements

Equipment, and improvements consisted of the following:

	December 31,	
	2004	2005
Equipment, furniture and fixtures..	0	0
Leasehold improvements..	0	0
	0	0
Less accumulated depreciation...	0	0
Net equipment and improvements..	0	0

3. Software rights

Equipment, and improvements consisted of the following:

	December 31,	
	2004	2005
Software rights..	160	2,910
Less accumulated depreciation...	0	0
Net software rights...	160	2,910

4. Income Taxes

The Company file a separate tax returns in its country of incorporation. Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. No benefit has been recorded in the financial statements for net operating losses as the entire carryforward has been offset by a valuation allowance. The tax benefit associated with the pretax losses in each period has been partly offset by increases in the valuation allowance. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2004 and March 10, 2005 are as follows:

	December 31,	
	2004	2005
Deferred tax assets		
Net operating loss carryforwards	0	12
Other accruals	0	0
Less: Valuation allowance	(0)	(12)
Deferred tax assets	0	0
Deferred tax liabilities		
Tax over book depreciation	0	0
Deferred tax liabilities	0	0
Net deferred tax assets	0	0

Net operating losses amount to DKK 0, and DKK 39, respectively. The net operating loss for Denmark may be carried forward indefinitely.

For financial reporting purposes, income before income taxes are as follows:

	December 31,	
	2004	2005
Pretax income:		
Denmark	(0)	(39)
Significant components of the provision for income taxes are:		
Current: Denmark	0	0
Others	0	0
	0	0
Deferred: Denmark	0	0
Others		0
	0	0
Total:	0	0

The reconciliation of income tax computed at the Danish statutory tax rate to income tax expense is:

	2004	2005
Danish income tax rate	(30)%	(30)%
Valuation allowances on NOL's	30 %	30 %
Effect of lower tax rates in foreign subsidiaries		
Other items, net		
Reported income tax expense	0%	0 %

5.   Shareholders' equity

Capital increase

The capital has been increase with DKK 2,750 as of March 8, 2005 by issuance of 13,888 shares.

6.   Commitments

The company does not have any commitments.

7.   Related party transactions

A.   The Company has completed two purchases of software rights from related parties. These software rights have been sold in two transactions to the company for DKK 160 and DKK 2,750. Both transactions have been paid by issuance of respectively 125,000 shares and 13,888 shares.

Exhibit II

 WAIVER AGREEMENT

THIS AGREEMENT is made as of April 23, 2005, (together with the Schedules

attached hereto, referred to as "Agreement") by and among Advanced Oxygen
Technologies, Inc., a

Delaware corporation (AAOXY@), and the persons, corporations or assigns
listed on Schedule 2

hereto (herein referred to collectively as "Shareholders" and each a
"Shareholder").

In reliance upon the representations and warranties made herein and in
consideration

of the mutual agreements herein contained the parties hereby agree as
follows:

SECTION 1. RELEASE OF SHARE CONVERSION; CONSIDERATION.

1.01 Release of Share Conversion.   Shareholders shall at the closing of the

transactions hereinafter provided waive and relinquish all right, to collect
from AOXY the Share

Conversion owed to each of the Shareholders by AOXY in an amount to each
Shareholder as set

forth on the back side of the Preferred Share ("Preferred Share") received by
the Shareholders

pursuant to the Stock Acquisition Agreement of March 2003 ("Stock Acquisition
Agreement")

whereby AOXY purchased 100% of the stock of IP Services, ApS from the
Shareholders plus any

interest earned thereon.

1.02 Release of Liability. AOXY shall release and indemnify the
Shareholders

against any claims AOXY has for breach of contract, false warranties or false
representations

associated with the Stock Acquisition Agreement or the Set Off notice of
February 27, 2004.

1.03 Consideration for Release.   In consideration of the release of the
Company, the

Shareholders will compensate, pay, transfer, assign and distribute (the
"Consideration) to AOXY as

follows:

(a) The Preferred Share,

(b) One Million One hundred twenty thousand (1,120,000) shares of Advanced

Oxygen Technologies, Inc.

1.03 Transactions Closing Date.

(a) Delivery of Agreement. At the Closing, each Shareholder will deliver to

AOXY a duly executed counterpart signature page to this Agreement; and

(b) Delivery of Consideration. At the Closing, (i) AOXY will deliver or cause

to be delivered, to each Shareholder the Database in electronic format; and

(c) Documents.   Each of the documents contemplated by this Agreement.

SECTION 2. CLOSING.   The Closing will take place at the offices of AOXY at 133 W

13th Street, Suite 5 New York, NY 10011 on the April 23, 2005.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS.   Each

Shareholder(s), as and for himself or itself, severally and not jointly, represents and warrants the

following to the best of his or its knowledge without independent investigation:

(a) Share Conversion Ownership.   Each Shareholder owns his portion of the

Preferred Share and the original shares issued for the transaction of the Stock Acquisition

Agreement.

(b) Validity of Agreement; Authority.   This Agreement has been duly executed and

delivered by each Shareholder and (assuming valid execution and delivery by AOXY) is a valid and

binding obligation of each Shareholder, enforceable in accordance with its terms.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF AOXY.   AOXY represents and

warrants the following:

 (a) Authority to take Action.

I. The execution and delivery of this Agreement and the carrying out of the

provisions hereof will not contravene any provisions of law, any order,

judgment and/or decree of any court or other governmental agency or AOXY=s

certificate of incorporation or charter, by-laws or any indenture, agreement or

other instrument to which AOXY is a party or by which it may be bound, or by

which any property owned by it may be bound.

II. All corporate and legal actions required to be taken in connection with this

Agreement pursuant to the laws of any State or other governmental authority

have been so taken.

(b) Compliance with Laws.   AOXY has not received notice of any violation of any

law, regulation or ordinance which violation would materially and adversely affect it or its

operations.

(c) Consents. AOXY is not required to obtain consent, approval, registration,

qualification or filing with any United States federal, state or local government authority or any

foreign government authority in connection with execution of this Agreement or consummation of

the transactions contemplated hereby, other than the required filings with the United States Securities

and Exchange Commission.

SECTION 5. CONDITIONS PRECEDENT TO SHAREHOLDERS= OBLIGATION TO

COMPLETE THE TRANSACTION.   The obligation of each Shareholder to consummate the

transactions described in Section 1 hereof is subject to the fulfillment of each of the following

conditions prior to or at the Closing:

(a) Delivery of Consideration. Each Shareholder shall have received delivery of the

Consideration as contemplated herein.

(b) No actions or proceedings.   No action or proceeding shall be pending or

threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or

make unlawful the carrying out of this Agreement or would cause the transaction contemplated by

this Agreement to be rescinded.

SECTION 6.   CONDITIONS PRECEDENT TO AOXY=S OBLIGATION TO COMPLETE

THE TRANSACTION.   The obligation of AOXY to consummate the transactions described in

Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the

Closing:

(a) Waiver. Each Shareholder shall have executed and delivered to AOXY a

counterpart signature page to this Agreement.

(b) Representations and Warranties of Shareholders.   The representations and

warranties made by the Shareholders herein shall be true and correct in all material respects.

(c) No actions or proceedings.   No action or proceeding shall be pending or

threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or

make unlawful the carrying out of this Agreement or would cause the transaction contemplated by

this Agreement to be rescinded.

SECTION 7. SURVIVAL OF REPRESENTATIONS AND WARRANTIES.   All

representations and warranties contained herein or made in writing by the parties in connection with

the transactions contemplated hereby shall survive the execution and delivery of this Agreement and

the closing of the transactions contemplated by this Agreement, regardless of any investigation made

by or on behalf of the parties or any payment for and acceptance of Consideration hereunder. All

statements contained in any certificate, list, letter or other instrument delivered by or on behalf of the

parties pursuant hereto or in connection with the transactions contemplated hereby (including

statements, letters or certificates of independent parties such as public accountants or attorneys) shall

constitute representations and warranties by the parties hereunder.

SECTION 8. INDEMNIFICATION.   (a) Of AOXY.   Each Shareholder agrees to defend, indemnify and hold harmless AOXY against and in respect of (i) any and all losses, liabilities,

damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and

disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by

such Shareholder or (B) any representations made by such Shareholder in this Agreement, not being

complete and correct or being false and misleading or containing any material misstatement of fact or

omitting any material fact required to be stated to make the statements therein not misleading; and

(ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and

expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any

of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted

against AOXY in respect to demand indemnification, Shareholders shall be promptly notified to that

effect and shall have the right to assume the control of the defense, compromise or settlement

thereof, including, at their own expense, employment of counsel reasonably acceptable to AOXY.

(b) Of Shareholders.   AOXY agrees to defend, indemnify and hold harmless

Shareholders against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting

from (A) the breach of any covenant, warranty or agreement hereunder by AOXY or (B) any

representations made by AOXY in this Agreement, not being complete and correct or being false and

misleading or containing any material misstatement of fact or omitting any material fact required to

be stated to make the statements therein not misleading; and (ii) any and all actions, suits,

proceeding, claims, demands, assessments, judgments, costs and expenses (including, without

limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided,

however, that if any such action, suit or proceeding shall be asserted against a Shareholder in respect

of which such Shareholder proposes to demand indemnification, AOXY shall be promptly notified to

that effect and AOXY shall have the right to assume the control of the defense, compromise or

settlement thereof, including, at its own expense, employment of counsel reasonably acceptable to

Shareholders.

(c) Payment.   Any indemnification payments required pursuant to Section 8(a) and

8(b) hereof shall be paid in full within ten (10) days after receipt of notice specifying (i) the amount required to be paid and (ii) the nature of the event or events giving rise to indemnification hereunder.

(d) Liability.   The liability of the parties under this Section 8 shall be without

limitation, and the failure of either of them to withhold amounts from any payments shall not act as a

waiver of or diminish the obligations of parties under this Section 8.

(e) Interest.   Any and all amounts which may become due and payable pursuant to

this Section 8 shall bear interest from the date when due to the date of payment at a percentage rate

of twelve (12%) percent per annum.

SECTION 9. COMMISSIONS, FEES AND EXPENSES.   Shareholders and AOXY each

represent and warrant to the other that the negotiations relative to this Agreement and the

transactions contemplated hereby have been carried on by Shareholders and AOXY directly and in

such manner as not to give rise to any valid claim against either for a brokerage commission, finder's

fee or other like payment.

SECTION 10. APPLICABLE LAW.   This Agreement shall be governed by, and construed in accordance with, the law of the State of New York (other than its law with respect to conflicts of

laws), including all matters of construction, validity and performance.

SECTION 11. NOTICES.   All notices, requests, permissions, waivers, and other

communications hereunder shall be in writing and shall be deemed to have been duly given if signed

by the respective persons giving them (in the case of any corporation the signature shall be by an

officer thereof) and delivered by hand, sent via facsimile transmission, nationally-recognized

overnight courier service or deposited in the United States mail (registered, return receipt requested),

properly addressed and postage prepaid to the intended recipient thereof to the address for such

person on the signature page(s) hereof. All such notices, requests, consents and other

communications shall be deemed to have been delivered (a) in the case of personal delivery or

delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized

overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on

the third business day after the posting thereof. Such names and addresses may be changed by such

notice.

SECTION 12. ENTIRE AGREEMENT; AMENDMENT; HEADINGS; COUNTERPARTS.

 This Agreement, including the Schedules hereto, all of which are a part
hereof, contains the entire

understanding of the parties hereto with respect to the subject matter
contained herein and therein,

supersedes and cancels all prior agreements with respect hereto or thereto
and may be amended only

by a written instrument executed by the parties or their respective
successors or assigns. There are

no restrictions, promises, representations, warranties, agreements or
undertakings of any party hereto

with respect to the transactions under this Agreement other than those set
forth herein or made

hereunder in the documents delivered at each Closing. The section and
paragraph headings

contained in this Agreement and the description of exhibits attached hereto
are for reference

purposes only and shall not affect in any way the meaning or interpretation
of this Agreement. This

Agreement may be executed in one or more counterparts and each counterpart
shall be deemed to be

an original.

SECTION 13. PARTIES IN INTEREST. Except with the express written consent
of the

other parties hereto, this Agreement shall not be assignable or otherwise
transferred in whole or in

part. This Agreement shall inure to the benefit of and be binding upon the parties and their

respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any

other person any rights or remedies under or by reason of this Agreement.

SECTION 14. SEVERABILITY. The invalidity of any portion hereof shall not affect the

validity, force or effect of the remaining portions hereof.

SECTION 15. FURTHER ASSURANCES.   Shareholders and AOXY shall execute and deliver or

cause to be executed and delivered such additional instruments, and take such other actions as the

other party may reasonably request in writing in order to effectuate the purposes of this Agreement.

Remainder of Page Left Intentionally Blank

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

SHAREHOLDERS:

Signature   Date

 /sDan Sommer/
Henistone Projects Ltd.

2 Eastglade Northwood Middlesex HA6 3LD

United Kingdom

/s/Dan Sommer/s/
Logical Management UK Ltd.

4 Bury Farms Old Amersham

Buckinghanshire HP7 OSJ

United Kingdom

/s/Aage Madsen/s/
Borkwood Developments Ltd.

103 Kingsway London
United Kingdom

Henistone Projects Ltd:

Directors: Ben Weiner, 4 Bury Farms, Old Amershvm, Buckinghamshire, HP7 OSJ,
United Kingdom

Secretary: Dan Sommer, Søtoften 10, Tårnet, 8660 Skanderborg, Denmark

Beneficial Owner: Edith Madsen, Sdr. Brogade 99, 8700 Horsens, Denmark

Logical Management Ltd:

Directors: Ben Weiner, 4 Bury Farms, Old Amershvm, Buckinghamshire, HP7 OSJ, United Kingdom

Secretary: Dan Sommer, Søtoften 10, Tårnet, 8660 Skanderborg

Beneficial Owner: Johs. Nielsen, Kongens Gavevej 24, 3200 Helsinge, Denmark

Borkwood Development Ltd:

Directors: Hanna Van Breukelen, Amsterdam, Nederlands.

Secretary. Aage Madsen, Voervadsbro, Skanderborg, Denmark

Beneficial owner: Aage Madsen, Voervadsbro, Skanderborg, Denmark

Advanced Oxygen Technologies, Inc.

By: /s/ Robert E. Wolfe /s/

Robert E. Wolfe, Chairman

Schedule 4(a)

Subsidiaries of Advanced Oxygen Technologies, Inc.

IP Service ApS.

EXHIBIT III

STOCK ACQUISITION AGREEMENT

APRIL 27, 2005

FOR: 100 % IP SERVICES ApS STOCK

BETWEEN:

THE SHAREHOLDERS OF IP SERVICES, ApS

AND

SECURAS, LTD.

Table of Contents

STOCK ACQUISITION AGREEMENT

THIS STOCK ACQUISITION AGREEMENT (this "Agreement") is dated as of April 27, 2005,

among: (i) SecurAs, Ltd., a Delaware corporation ("Buyer"); and (ii) the shareholder(s) as listed on

Exhibit A herein (collectively, the "Shareholders").

1. Recitals.

1.1. The Shareholders own One Hundred (100) percent of the issued and outstanding shares of

the capital stock (the "Parent Equity") of IP Service ApS, a Denmark corporation IPS") in

the amounts as listed on Exhibit A.

1.2. IPS owns no subsidiaries, in whole or in part, as listed on Exhibit Q "Subsidiaries". For

purposes of this Agreement, IPS shall be referred to as the "Company" or the "Companies."

1.3. The Companies are engaged in the business of Network Security and software security

systems (the "Business").

1.4. The Shareholders wish to sell and the Buyer wishes to purchase all of the Parent Equity,

(collectively the "Shares"), pursuant to the terms and conditions of this Agreement.

1.5. In consideration of the mutual benefits and covenants contained herein, and subject to the

terms and conditions set forth herein, the parties hereto voluntarily enter into this Agreement.

2. Construction & Interpretation.

2.1. All documents referred to in this Agreement as "Schedules" and "Exhibits" are hereby

incorporated by such reference as a part of this Agreement as though set forth in full at the

point of such reference.

2.2. Whenever in this Agreement there appears the locative adverbs "herein", "hereunder",

"herein below", "herein above", "under this Agreement", or any substantially similar adverb

or phrase, the same shall be deemed to refer to this Agreement in its entirety and not to any

specific article, section, subsection, subpart, paragraph or subparagraph.

2.3. As used herein, the terms "in this Agreement," "under this Agreement" or substantially

similar terms, encompass not only the four corners of this Agreement, but also mean, refer to

and include all exhibits, schedules, or ancillary documents attached hereto.

3. Definitions.

3.1. In addition to any other terms or phrases which may be defined herein, the following

definitions shall apply to and govern this Agreement:

3.1.1. "Affiliate" shall mean (i) a person or entity that, directly or indirectly, through one or

more intermediaries controls or is controlled by, or is controlled by a person or entity

that controls such person or entity; (ii) any trust or estate in which such person or entity

has a beneficial interest or as to which such person serves as a trustee or in another

fiduciary capacity; (iii) any spouse, parent or lineal descendent of such person or entity

and (iv) an affiliate as defined by the Securities Act of 1933, as amended. As used in

this definition, "control" shall mean possession, directly or indirectly, of power to direct

or cause the direction of management or policies, whether through ownership of

securities, partnership or other ownership interest, by contract or otherwise.

3.1.2. "Ancillary Documents" shall mean the Employee Contract(s), Covenant of Non

Competition, other agreements, opinions, and instruments or documents (together with

any exhibits or schedules attached thereto) contemplated by, required by or referred to

in, this Agreement for the consummation of the transactions contemplated
hereby.

3.1.3. 'Asset Appraisal' shall mean the independent market appraisal of the
Assets

conducted by an appraiser acceptable to the Buyer as of and as amended,
reflected in

the Audited Financial Statements, together with any exhibits or schedules
annexed

thereto.

3.1.4. 'Asset Purchase Agreement' shall mean that there is no Agreement for
Purchase &

Sale of Specified Business Assets among Buyer and the Company and that all
Assets of

the Company will remain in the Company except as provided in Exhibit L and
Exhibit

K.

3.1.5. "Assets" shall mean the furniture, fixtures, equipment, property,
vehicles and other

tangible personal property of the Companies.

3.1.6. "Audited Financial Statements" attached hereto as Exhibit C, means:

3.1.6.1. The unqualified audited financial statements of the Companies for
the periods

ending 30-Jun-04, 31-Jen-03, 31-Jun-02, all prepared in accordance with

generally accepted accounting principles by independent certified public

accountants/auditors acceptable to Buyer, and

3.1.7. "Closing" and "Closing Date" shall have the meanings specified in Section 4.4

hereof.

3.1.8. "Delivered Documents" shall mean the documents and materials listed on Schedule 1.

3.1.9. "Excluded Assets" and/or "Excluded Liabilities" shall mean those assets and rights

listed on Exhibit L and the liabilities listed on Exhibit L respectively.

3.1.10. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended.

3.1.11. "Lease" or "Leases" shall mean, collectively all those property, office, space or other

facility(ies) lease(s), including but not limited to that certain lease(s) executed by the

Company(ies) each providing for the lease of the Companies' facilities, true copies of

which are attached hereto as Exhibit D.

3.1.12. "Lease Contracts" shall mean the equipment lease contracts executed by the

Companies as listed on Exhibit M.

3.1.13. "Liability" or "Liabilities" shall mean any liability, obligation, loss or contingency,

whether known or unknown, asserted or unasserted, absolute or contingent, accrued or un-accrued, liquidated or un-liquidated, and whether due or to become due, regardless

of when asserted or arising, listed on Exhibit K attached hereto and made a part hereof,

attached hereto and made a part hereof.

4. Purchase and Sale; Closing.

4.1. Purchase of the Shares. Subject to the terms and conditions of this Agreement the

Shareholders hereby agree to sell, transfer and deliver to Buyer, and Buyer hereby agrees to

purchase, the Shares.

4.2. Certain Assets and Liabilities. Prior to the Closing Date and consummation of the

purchase and sale of the Shares contemplated hereby, and subject to the terms and conditions

of this Agreement, the Shareholders shall retain and assume, as the case may be, pursuant to

the agreements and instruments (including instruments of conveyance) reasonably acceptable

to the Shareholders and Buyer, the assets and rights listed on Exhibit L and the Liabilities

listed on Exhibit K. All costs and expenses incurred in connection with the transfer to the

Shareholders of the Excluded Assets and Excluded Liabilities as contemplated by this

Section 4.2 shall be for the account of and shall be paid by the Shareholders, and the

Shareholders shall pay and discharge and indemnify Buyer and hold Buyer harmless from

and against, all such costs and expenses, including all transfer or stamp duty taxes, if any,

due and payable in connection of the transfer of the Excluded Assets and Excluded

Liabilities.   Notwithstanding any other provision in this Agreement, Buyer neither assumes

nor shall be obligated to pay, perform or discharge any obligations or liabilities of the

Shareholders or the Companies, in connection with any of the Excluded Assets or the

Excluded Liabilities, whether known or unknown, fixed, contingent or otherwise, any

liability or obligation of the Shareholders or the Companies for taxes of any kind with

respect to the Subsidiaries for periods prior to the Closing Date.

4.3. No Assumption of Liabilities by Buyer. Notwithstanding any other provision in this

Agreement, Buyer neither assumes nor shall be obligated to pay, perform or discharge any

obligations or liabilities of Shareholders or Company, other than described herein in Exhibit

K and Exhibit C, whether known or unknown, fixed, contingent or otherwise, including without limitation, any liability or obligation of Shareholders for taxes of any kind with

respect to the Company for periods prior to the Closing Date.

4.4. Closing. The closing of the transactions contemplated by this Agreement (the "Closing")

will take place at a location mutually acceptable to the parties, no later than the earlier of (i)

April 27, 2005 and (ii) three (3) business days after the expiration or early termination of the

waiting period under the HSR Act (if applicable), or such other day mutually acceptable to

the parties hereto (in each parties' sole and absolute discretion) following the date on which

all such conditions shall have been met (the "Closing Date"). In the event that the Closing

has not occurred by April 27, 2005, for any reason, either Buyer or the Shareholders may

terminate this Agreement. In addition, notwithstanding anything else in this Agreement to

the contrary, the parties hereto mutually understand and agree that the Closing shall be

conditioned upon the closing of the transactions contemplated under the Asset Purchase

Agreement.

4.5. HSR Act Notification. Unless the notification and report referred to in this sentence shall

have been filed prior to the execution hereof or unless such notification and report shall be deemed by the parties hereto not to be required by the HSR Act, the parties hereto, as

promptly as practicable, but in no event later than five (5) business days after the date of this

Agreement, file with the Federal Trade Commission (the "FTC") and the Antitrust Division

of the Department of Justice (the "Antitrust Division") the notification and report form

required for the transactions contemplated hereby pursuant to the HSR Act and request early

termination of the statutory waiting period thereunder. The parties hereto shall furnish to

each other such necessary information and reasonable assistance as may be requested in

connection with the preparation of any filing required to be made under the HSR Act, and

shall use all reasonable efforts to respond as promptly as practicable to all inquiries received

from the FTC or the Antitrust Division for additional information or documentation and to

obtain as promptly as practicable any clearance required under the HSR Act for the

transactions contemplated hereby. Shareholders agree to pay any and all filing fees,

notification fees and costs, or other costs associated with compliance of the HSR Act.

5. Purchase Price

5.1. The purchase price for the Shares (the "Purchase Price") shall be Seven Hundred and Fifty

Thousand Dollars ($750,000.00), payable in cash, cash equivalents, securities, bonds, notes,

or other compensation acceptable to the Shareholders, as further defined in 5.2 below or

otherwise agreed to in writing by the parties hereto.

5.2. The Purchase Price shall consist of the following compensation:

5.2.1. Cash, or

5.2.2. Royalties: Until such time that the entire Purchase Price is paid, the Buyers will pay

the Shareholders a Royalty ("Royalty" or "Royalties") derived from all revenue from IP

Service ApS or its products with the following conditions:

5.2.2.1. The Royalty shall be 33.33% of all revenue derived from or associated with IP

Service ApS or any of its products,

5.2.2.2. The Buyer will pay the Royalty quarterly to the Shareholders on the 10th day

following each calendar quarter,

5.2.2.3. The Buyer will deliver to the Shareholder annually on Jan 20th of each year, a

certified audit of the revenues of IP Service ApS, and

5.2.2.4. The Buyer will permit the Shareholders to conduct an independent audit of IP

Service ApS at any time.

6. Deliveries

6.1. Shareholders Deliveries

 Against delivery of the Purchase Price by the Escrow Agent, and as a condition precedent to

Buyer's obligation to consummate the transactions contemplated hereunder, the Shareholders

shall sell, assign, transfer and deliver to Buyer, or Escrow Agent, and simultaneous with the

Escrow Agent's delivers hereinafter specified, all of their respective right, title and interest in and

to all of the Shares. In furtherance thereof, as a condition precedent to Buyer's obligation to

consummate the transactions contemplated hereunder, the Shareholders shall deliver to Buyer on

or before the Closing Date the following:

 6.1.1   Stock Certificates or other acceptable title representing 100% of the stock of IP Service

ApS.

6.2. Buyer's Deliveries.

As a condition precedent to the Shareholders' obligation to consummate the transactions contemplated hereunder, Buyer shall deliver to the Escrow Agent on or before the Closing Date

the following:

6.2.1. Purchase Price;

6.2.2. All documentation which, in the reasonable opinion of the Shareholders' counsel, is

reasonably necessary to consummate the transactions contemplated herein; and

6.2.3. All other documents to be executed by Buyer as described herein.

7. Representations and Warranties

7.1. Buyer represents, warrants, covenants and agrees as follows:

7.1.1. Organization. Buyer is a corporation duly organized, validly existing, and in good

standing under the laws of the Great Britain, England and has full corporate power and

authority to conduct its business as and where its business is now conducted.

7.1.2. Authority. Buyer has full right, power, authority and capacity to execute and deliver

this agreement and any other documents and instruments required to be executed and

delivered hereunder, and to perform its obligations under this Agreement and the other

documents and instruments executed and delivered in connection herewith. Buyer's execution and delivery of and performance under this Agreement has been duly

authorized by all necessary corporate action of Buyer and this Agreement constitutes the

valid and binding obligation of Buyer, enforceable against it in accordance with its

terms, except as may be limited by bankruptcy, insolvency or other similar laws

affecting the enforcement of creditors' rights generally and subject to general principles

of equity.

7.1.3. No Conflict. The execution, delivery and performance of this Agreement and the

Ancillary Documents by the Buyer, and the consummation of any of the transactions

contemplated thereby, by Buyer will not (i) violate any constitution, statute, regulation,

rule or other restriction of any government or government agency to which the Buyer is

subject; (ii) violate or conflict with any provision of the Articles of Incorporation or

bylaws of Buyer; (iii) conflict with, or result in the breach or termination of, or

constitute a default under, any agreement, commitment or other instrument, or any

order, judgment or decree, to which Buyer is a party or by which it is bound; or (iv)

permit the acceleration of the maturity of any indebtedness of, or any indebtedness secured by the property of, Buyer.

7.1.4. Corporate Form. Neither the shareholders nor the board of directors of Buyer have

considered any action which would result in a change in Buyer's corporate form

(including merger and dissolution) nor are there any facts or circumstances presently in

existence on which basis a reasonable person would have reason to believe that such

action would be likely to be taken.

7.1.5. Receipt of Delivered Documents. Buyer acknowledges its receipt from the

Shareholders, on or prior to the date hereof, of the Delivered Documents listed on

Schedule 1 attached hereto.

7.1.6. Consent. No consent, notification, approval or authorization of, or designation,

declaration or filing with, any governmental authority or any other party is required in

connection with the execution, delivery and performance of this Agreement and the

Ancillary Documents on the part of Buyer.

7.2. The Shareholders represent, warrant, covenant and agree as follows:

7.2.1. Organization. IP Service ApS is a corporation duly organized, validly existing and in good standing under the laws of the State of Denmark. IP Service ApS has full

corporate or company power and authority to conduct its Business as in where its

Business is now conducted.

7.2.2. Capitalization. As of the date hereof, the authorized capital stock of IP Service ApS

is 125 shares of common stock with a par value of 1,000 DKK per share, of which 125

shares are issued and outstanding, and (ii) 0 shares of preferred stock. All the Shares

have been duly authorized and validly issued, and are fully paid and non-assessable. As

of the Closing Date, there will be no outstanding subscription rights, warrants, options,

conversion rights or other rights or agreements of any kind whatsoever entitling any

person or entity to purchase or acquire any interest in any of the Shares. As of the

Closing Date, there will be no agreement between any Shareholder and any other person

or entity with respect to the voting and transfer of the Shares or the control of the

Companies other than a buy/sale agreement among the Shareholders, which shall be

terminated as of the Closing Date. None of the Shares have been issued in violation of any federal, state or other applicable law pertaining to the issuance of securities in

violation of any rights, preemptive or otherwise, of any person or entity.

7.2.3. Subsidiaries. IP Service ApS does not own any Subsidiaries, in whole or part.

7.2.4. Authority. The Shareholders and the Companies as the case may be have full right,

power, authority and capacity to execute this Agreement and all other agreements and

instruments to be executed herewith, and to perform their obligations under this

Agreement and any other agreements to be executed and delivered herewith. This

Agreement and the other agreements and instruments to be executed and delivered in

connection herewith constitute valid and legally binding obligations of the Shareholders,

and the Companies as the case may be, enforceable in accordance with their terms,

except as maybe limited by bankruptcy, insolvency or other similar laws affecting the

enforcement of creditors' rights generally and subject to general principals of equity.

7.2.5. No Conflict. The execution, delivery and performance of this Agreement and the

Ancillary Documents by the Shareholders and the Companies shall not: (i) violate any constitution, statute, regulation, rule or other restriction of any government or

government agency to which the Shareholders or the Company are subject; (ii) violate

or conflict with any provision of the articles of incorporation or bylaws of the

Companies or articles of organization (as applicable) of the Companies; (iii) result in

the breach or termination of, or constitute a default under, any agreement, commitment

or other instrument, or any order, judgment or decree, to which the Shareholders and the

Companies as the case may be, are a party or by which they are bound including but not

limited to: present or future, all labor union contracts, employment agreements,

construction contracts, bonding, municipal or government contracts or (iv) permit the

acceleration of the maturity of any indebtedness of Shareholders or the Companies, or

any indebtedness secured by the Shareholders, the Companies or the Assets of the

Companies.

7.2.6. Consent. No consent, notification, approval or authorization of, or designation,

declaration or filing with, any governmental authority or any other party is required in connection with the execution, delivery and performance of this Agreement and the

Ancillary Documents on the part of the Shareholders or the Companies.

7.2.7. Title to Stock. The Shareholders have, and as of the Closing Date will have, good

and marketable, unencumbered, legal and beneficial title to the Shares, free and clear of

all mortgages, security interests, conditional sales agreements, charges, pledges, claims

or encumbrances of any kind. As of the Closing Date, the Companies shall have good

and marketable and unencumbered title to their respective Assets, free and clear of any

liens or encumbrances resulting from any taxes arising in any period up to the Closing

Date, other than those listed in Exhibit K.

7.2.8. Litigation. There are no actions, claims, creditors' proceedings, arbitrations or

government investigations or other administrative or judicial proceedings pending or,

threatened, against or affecting any of the Companies, or assigns, before any court,

administrative agency or arbitration panel, and there are no orders, decrees or judgments

pending or entered against any of the Companies or the Assets. There are no violations

of any law or governmental rule or regulation pending or, threatened against the

Subsidiaries or the Assets. The Companies have complied with all laws and

governmental rules and regulations applicable to the Business or the Assets.

7.2.9. Financial Condition.

7.2.9.1. The financial statements, balance sheets and other information
pertaining to the

Companies set forth in Exhibit C hereto are true, correct and complete as of
the

dates and for the periods set forth therein; have been prepared in accordance
with

generally accepted accounting principles consistently applied; and fairly
represent

the financial position of the Companies at such dates and for such periods.

7.2.9.2. Since the date of the Audit Financial Statements, there has been no
material

adverse change in the financial condition, Assets or Liabilities of the
Companies,

other than minor changes in the ordinary course of business, none of which
either

single or in the aggregate have had a materially adverse effect on the
Companies.

7.2.10. No Other Agreements. Other than set forth in this Agreement, the
Companies have

not entered into, and the Companies and the Assets are not subject to, any:
(i) written

contract or agreement for the employment of any employee of the Company; (ii) contract with any labor union or guild; (iii) similar contract or agreement affecting or

relating to the Company and the Company's Assets other than the Company's 401K

Plan or as disclosed herein or (iv) any other agreement that would adversely affect the

Companies' financial statements.

7.2.11. Collective Bargaining/Employee Benefits. The Companies' collective bargaining

agreements, employment pension(s)/agreements, employment benefit agreements/plans,

union agreements, or other similar agreements of the Company are true, complete and

correct and will not have an adverse impact in the present or future on the Company's

financial statements.

7.2.12. Bonding/Credit Capacity. The Companies' bonding, bonding agreements, retention

agreements, municipal contracts, government contracts, client contracts, vendor

agreements, construction agreements, credit facilities, line(s) of credit, and all other

agreements are true, complete and correct and represent the Company's contractual

obligations and credit position in total and will not be adversely impacted, discontinued, canceled, voided, or otherwise be altered by executing the transactions contemplated

herein and will continue in full force and effect subsequent to the execution of this

Agreement.

7.2.13. Contract Compliance. The Companies' respective obligation(s) under any contract

or agreement reflected in the Audited Financial Statements or comprising the Delivered

Documents or Ancillary Documents (as applicable) has been complied with by the

applicable Company in accordance therewith and has had no material change or adverse

effect in such contract or agreement.

7.2.14. Investment Purposes: Each Shareholder is acquiring the BUYER Shares for

investment, for its own account, and not with a view to, or for resale in connection

with, any distribution of any part thereof. Each Shareholder acknowledges that the

Buyer is issuing the BUYER Shares hereunder in reliance upon an exemption from the

registration provisions of the Securities Act of 1933, as amended (the AAct@) which

depends upon, among other things, the bona fide nature of the investment intent and

accuracy of such Purchaser=s representations as expressed herein. Each Shareholder is able to fend for itself, can bear the economic risk of this investment and has such

knowledge and experience in financial or business matters that it can evaluate the merits

and risks of the investment. Each Shareholder is an " accredited investor" within the

meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

7.2.14.1. Except as set forth in this Agreement, no representations or warranties, oral or

otherwise, have been made to Shareholders, including without limitation, any

representations concerning the future prospects of BUYER, any employees or

affiliates of the Buyer or by any other person whether or not associated with this

transaction and in entering into this transaction Shareholder is not relying upon

any information.

7.2.14.2. Without in any way limiting the representations set forth above,

Shareholder(s) further agrees not to make any disposition of all or any portion of

the BUYER Shares that constitutes "restricted securities" delivered pursuant

hereto unless (1) there is then in effect a Registration Statement under the Act

covering the proposed disposition and disposition is made according to the

Registration Statement; or (2) the transferee has agreed in writing for the benefit of

BUYER to be bound by the restrictions set forth in this section, to the extent

applicable; and each Shareholder has furnished BUYER with an opinion of

counsel, reasonably satisfactory to BUYER, that such disposition will not require

registration of the BUYER Shares under the Act. Each Shareholder is not a US

Person (as that term is defined in Exhibit E attached hereto).

7.2.15. Each Shareholder acknowledges that BUYER has not solicited this offer to transfer

the BUYER Shares within the United States and that the transfer of the BUYER Shares

will not take place within the United States (for this purpose, the "United States" means

the Unites States of America, its territories and possessions, and any state of the United

States and the District of Columbia). Each Shareholder also acknowledges that the

BUYER Shares have not been registered under the laws of any other country or

jurisdiction and that BUYER takes no responsibility for complying with any such laws.

8. Survival. All representations and warranties contained in Sections 7.1 and 7.2 of this Agreement

shall survive the Closing Date for a period of Seven Years years after the Closing Date; provided,

however, the representations and warranties set forth in Section 7.2.7 and 7.2.19 of this

Agreement shall survive indefinitely.

9. Indemnification.

9.1. Indemnity by Buyer. Buyer shall indemnify, defend and hold harmless the Shareholders

from and against and in respect to any loss, claim, damage, liability or expense, (including

reasonable attorneys fees) (each a "Loss") resulting to any Shareholder, either directly or

indirectly, from: (i) any breach by Buyer of any of the representations and warranties set

forth in Section 7.1 above, and (ii) Buyer's failure to fulfill any covenant or agreement

contained in this Agreement, and (iii) all liabilities and obligations set forth on Exhibit C or

Exhibit K. This Indemnity shall be absolutely without personal recourse to or personal

liability of any shareholder, director or officer of the Buyer.

9.2. Indemnity by the Shareholder(s). The Shareholders shall jointly and severally indemnify,

defend and hold harmless Buyer from and against and in respect to any Loss that Buyer shall

incur or suffer or which shall arise from or relate to any claim or cause of action by any party

with respect to any Loss resulting to Buyer, either directly or indirectly, from: (i) any breach by the Shareholders of the representations and warranties set forth in Section 7.2 above, (ii)

the Shareholders' failure to fulfill any covenant or agreement contained in this Agreement,

(iii) liabilities or obligations not set forth on Exhibit C or Exhibit K, and (iv) any of the

Excluded Assets and Excluded Liabilities.

9.3. Notice to Indemnifying Party. Either party claiming a right to indemnification hereunder

(the "Indemnitee") shall promptly notify in writing the other party hereto (the "Indemnitor")

of the existence of any claim, demand or other matter to which its indemnification

obligations hereunder would apply (each a "Claim"), and shall give it twenty (20) days to

elect to defend the same at its own expense and with counsel of its own selection. Should the

Indemnitor elect to defend the same at its own expense, the Indemnitor shall have the

absolute right to compromise or settle such claim, demand or other matter in its sole

discretion. If the Indemnitor fails within twenty (20) days after receipt of such notice to

defend the same, the other party hereto shall, in addition to any other rights it may have, at

law or in equity, have the right to undertake the defense of and compromise or settle the

claim, demand or other matter.

10. Taxes.

10.1. The Shareholders hereby expressly assume responsibility for the payment of, and shall

timely pay any and all sales and use taxes and assessments imposed by any governmental

authority as well as any transfer fees, assumption fees and the like, if any, that may become

due as a consequence of the transactions under this Agreement.

10.2. The Shareholders hereby expressly assume responsibility for the payment of, and shall

timely pay any and all taxes of the Companies that are due and payable prior to the Closing

Date, including but not limited to sales and use taxes, withholding taxes, payroll taxes,

income taxes, franchise taxes, state taxes, federal taxes or other taxes owed by the

Companies that may be due and assessable for the periods prior to the Closing Date even if

such assessment of liability becomes due and payable subsequent to the Closing Date.

11. Costs and Expenses

11.1. Except as specifically stated herein, each party shall bear its own expenses,

including expenses of counsel, with respect to this Agreement and the transactions contemplated hereby.

12. Brokers, Finders or Commissions

12.1. Each of the parties to this Agreement represents and warrants to the other that all

negotiations relating to this Agreement and the transactions contemplated hereby have been

carried on by them individually, by their counsel, consultants or by officers of counsel or

consultants for the other party and they have not dealt with or employed any broker or finder

in connection with or on account of this Agreement or any transaction herein contemplated

and insofar as they have knowledge, except for fees of the parties' respective counsel,

consultants and financial advisors for which each party is responsible, no broker, consultant

or finder is entitled to any commission or broker's or finder's fee in connection with or as a

consequence of any of the transactions contemplated by this Agreement .

13. Confidentiality; Public Announcements

13.1. Each party hereto agrees that it will not, without the prior written consent of the other

party, disclose to any third party, directly or indirectly, any trade secrets or confidential data

relating to such other party, or the business of such other party, as a result of the transactions

contemplated by this Agreement. No public announcement or press release concerning the

transactions contemplated herein shall be made at any time by the Buyer, the Shareholders or

any of the Companies or unless by mutual written consent or otherwise required by law.

14. Miscellaneous Provisions

14.1. Exclusivity of Presentations and Warranties; Relationship between the Parties. The

parties hereto agree that this is an arm's length transaction in which the parties' undertakings

and obligations are limited to the performance of their obligation under this Agreement.

Buyer acknowledges that it is a sophisticated investor, that it is undertaken and that the

Shareholders have given Buyer such opportunities as it is requested to undertake, full

investigation of the Business (including the Assets and the Companies' books and records), that it has only a contractual relationship with the Shareholders, solely on the terms of this

Agreement, that there is no special relationship of trust or reliance between Buyer and the

Shareholders.

14.2. Further Assurances. The parties hereto each agree that they shall execute and, if

appropriate, acknowledge, without any additional consideration, any and all additional and

other documents, instruments and writings which may be necessary to, or which would

reasonably facilitate, the vesting in Buyer of good and marketable title to the Shares as

provided herein and to carry out the purposes of this Agreement, including specifically the

Covenant of Non-Competition.

14.3. Attorney's Fees & Costs. In the event that any action or other formal proceeding is

instituted to enforce or interpret any part of this Agreement, the party prevailing in such

action or proceeding shall be entitled to recover, in addition to the prevailing party's costs of

suit, such attorneys' fees as the presiding tribunal deems to have been reasonably incurred by

the prevailing party.

14.4. Binding Agreement. All terms, conditions and covenants to be observed and performed by the parties hereto shall be applicable to and binding upon their respective

agents, servants, heirs, executors, administrators, affiliates, subsidiaries, associates,

employees, successors and assigns.

14.5. Captions. All captions (paragraph headings) set forth in this Agreement are inserted

only as a matter of convenience and for reference, and shall not be construed to define, limit,

interpret, prescribe or describe the scope or intent of this Agreement, meaning, and shall not

be considered for such purposes, or any part hereof, nor affect it.

14.6. Counterparts. This Agreement may be executed in any number of counterparts,

including by means of facsimile signatures, each of which shall be deemed an original but all

of which, when taken together, shall constitute one and the same document.

14.7. Entire Agreement. This Agreement, together with all Ancillary Documents,

Schedules and Exhibits, is an integrated document containing and expressing all terms,

covenants, conditions, warranties and agreements of the parties hereto relating to the subject

matter hereof. All prior negotiations and agreements by and among the parties hereto with

respect to the subject matter hereof are superceded by this Agreement and the Ancillary

Documents, and there are no representations, warranties, understandings or agreements with

respect to the subject matter hereof other than those expressly set forth herein or in any

Exhibit or Schedule delivered in connection herewith or therewith.

14.8. Amendment Only by Writing. This Agreement cannot be amended, altered or

modified, except in writing signed by the parties hereto.

14.9. Definition of Writing. All references in this Agreement to "written" consents,

notices or other documentation required to be given, received or obtained, shall mean a

writing (printed, typewritten or handwritten) actually signed by the party giving such

consent, notice or otherwise, with the intent to give such consent, notice or otherwise, free

from duress, undue influence, fraud and coercion.

14.10. Gender; Plural and Singular. Whenever required by the context hereof, the singular

shall be deemed to include the plural, the plural shall be deemed to include the singular, the

masculine the feminine, and the neuter gender shall be deemed to include the others.

14.11. Governing Law. This Agreement shall be interpreted, construed and governed by, in

accordance with and consistent with the laws of the State of New York which shall apply in all respects, including statutes of limitations, to any disputes or controversies arising out of

or pertaining to this Agreement.

14.12. Neither Party to be Deemed Drafter. This Agreement is to be deemed to have been

prepared jointly by the parties hereto and any uncertainty or ambiguity existing herein shall

not be interpreted against either party on the basis that such party was the drafter hereof, but

instead shall be interpreted according to the application of rules for the interpretation of

contracts, if such an uncertainty or ambiguity exists.

14.13. Notices. Any notice required or permitted to be given hereunder shall be so given by

registered or certified (return receipt requested) United States Postal Service mail, postage

prepaid, unless a notice transmitted in said manner is returned to the sender as unclaimed,

refused or undeliverable, or unless the party giving notice has a good faith reason to believe

that a notice transmitted in said manner will be so returned, in which case such notice may

be given, at the sender's option, by personal service or by first class mail provided that such

alternative method is effectuated by a disinterested party who attests thereto by a written

declaration under penalty of perjury. Any such notice shall be addressed to or delivered to the recipient as follows:

In the case of: Addressed to:

14.13.1. SHAREHOLDERS:

 See Exhibit A

14.13.2. BUYER :

SecurAs, Ltd. , 7 Stewards Court, Carlisle Close, Kingston Upon Thames,

SURREY KT2 7AU, UK

In the event that notice is transmitted by U.S. Mail, such notice shall be deemed to have been

received by the addressee and service thereof shall be effective, five (5) days following

deposit thereof with the United States Postal Service, or upon actual receipt, whichever first

occurs, unless the address for delivery is not within one of the United States or its territories

or possessions, in which case service shall be elective seven (7) days following deposit, or

upon actual receipt whichever first occurs. A party may change the above specified address

by giving the other party notice of the new address in the manner above-prescribed for all

notices.

14.14. Relationship of Parties. Neither party to this Agreement shall be deemed, in any

way, nor construed to be, the partner, joint venturer, agent, employee or servant of the other,

their entire relationship being that of seller and buyer only, as independent contracting

parties.

14.15. Severability. In the event that any term, provision, clause, article, condition or other

portion of this Agreement, Ancillary Documents, the Schedules or Exhibits is determined to

be invalid, void or unenforceable by a forum of competent jurisdiction, the same shall not

affect any other term, provision, clause, article, condition or other portion hereof and the

remainder of this Agreement shall remain in full force and effect, as if such invalid, void or

unenforceable term, provision, clause, article, condition or other portion of this Agreement

did not appear herein.

14.16. Interdependence. It is understood and agreed that terms and conditions of this

Agreement are dependent upon the terms and conditions of the other agreements executed

and delivered between and among the parties, including, but not limited to, those agreements

recited in Section 6, and any Schedules or Exhibits. Any right or liability conferred in or representation or warranty made under any one of the agreements shall be considered a right

of liability or representation or warranty made under all, including, but not limited to rights

of set-off and indemnification.

IN WITNESS WHEREOF, the parties have subscribed their names to this Agreement or, in the case

of corporate parties, have (or have caused their duly-authorized officers, as the case may be) to

execute this Agreement, effective on the date first written above.

Signatures:

BUYER:

SecurAs, Ltd.

By:/s/Howard Freeman/s/   Date:

Name:__ Howard Freeman _____   Witness:

Title: _Director_____   Name:

SHAREHOLDERS:

Advanced Oxygen Technologies, Inc.

By:/s/Robert E. Wolfe/s/   Date: April 27, 2005

Name: Robert E. Wolfe

Title: President

Exhibits

Schedule 1

Delivered Documents

GENERAL INFORMATION

2000 and 2001 Supplier correspondences (other than invoices)

3 Years of Bank Statements

3 Years Credit facilities, Factoring or other Bank Statements

3 years Management salary history including salary, bonus, and perks

3 years General Ledger GL

5 Year Projections

3 years tax returns of the Company,

A/R Aging Schedules

All Applicable Contracts or Agreements.

All Corporate Resolutions:

Any/All Employee Contracts

Any required operating licenses

Any Regulatory Proceedings and/or Compliance Issues

Board of Directors, Listing, Officers and terms

Brochures of Equipment (if available).

Budget cycles

Business Plan

Bylaws as amended

Call accounting records/example

Certificate of Good Standing

Client Correspondences for 1998 through 2002

Competitor Analysis and anticipated response

Contact Name, Address, Phone Number, Fax Number, Title, Home Phone, Home Address.

Copies of all signed debt obligations

Copies of Special Permits, Licenses, etc.

Copies of all Insurance policies

Copy of Articles of Incorporation

Copy of 1 Years Business Tax Return.

Copy of Certificate of Incorporation.

Corporate Name, Issues involving the use of MM, d.b.a.

Current (open) Litigation with Comments (re: Status)

Current Aging of Account Receivable

Current Shareholders (owners) - Name of %5+ owners

Current inventory methodologies (LIFO/FIFO)

Employee/Union Suits or grievances

Employee list for 2002

Employee Separation Agreements

Employee ID #'s

Employment Contracts

Equipment Schedules

Executive Summary

Federal Tax I.D. # (same if outside U.S.)

Financials

Goodwill History, Status, Objectives, Resumes, etc.

Goodwill listing all managed projects.

H/R plans

Job Descriptions/Pay ranges for @

Key Contacts that have Significant Impact on Business

Last 2 Years in Business Operating Statements.

Legal Issues/Representation

Line of Credit Agreements

List of Accounts Receivables with names, addresses and telephone numbers.

List of Equipment and All Assets- Include make and model numbers and serial numbers if

sale/leaseback; Include appraised cost and book value.

Marketing plan

Minute Book, Past 3 years

Mission Statement

Operating Plan

Organizational structure

Ownership issues/disputes/changes 3 years

Partnership agreement(s)

Past Litigation with Statement of Resolution

Pending (or anticipated) Litigation with Brief Description

Phone contracts

Pricing Policies

Product discussions

Proforma Operating Statements and Balance Sheets for 4 years

Public Relations

Quality Assurance Programs

Resolution from Board of Directors authorizing this transaction.

Resumes of management

Sales Tax Certificate

Schedules of Inventory

Summary of marketing plans with samples of advertisements, brochures, and marketing

materials to be used.

Total Quality Management Goals (TMQ)

Total Shares Authorized and Par Value

Total Shares Issued and Outstanding

Volume Forecasts

Work Force demographics

Exhibit A

Shareholders

First

Address

City

State

Zip

Country

Number

of

Shares

%

Ownership

Advanced

Oxygen

Technologies,

Inc.

C/o

Crossfield,

Inc. 133 W

13th St, Suite

5

New York

NY

10011

USA

125

100.00%

100.00%

Exhibit C

Audited Financial Statements

Incorporated by reference from the Annual Report of Advanced Oxygen Technologies, Inc.

See attached:

Exhibit D

Lease

N/A

Exhibit E

US PERSON

1. "US Person" means:

(i) Any natural person resident in the United States;

(ii) Any partnership or corporation organized or incorporated under the laws of the United States;

(iii)   Any estate of which any executor or administrator is a US person;

(iv) Any trust of which any trustee is a US person;

(v) Any agency or branch of a foreign entity located in the United States;

(vi) Any non-discretionary account or similar account (other than an estate or

trust) held by a dealer or other fiduciary for the benefit or account of a US

person;

(vii) Any discretionary account or similar account (other than an estate or trust)

held by a dealer or other fiduciary organized, incorporated, or (if an

individual) resident in the United States; and

(viii) Any partnership or corporation if: (A) organized or incorporated under the

laws of any foreign jurisdiction; and (B) formed by a US person principally

for the purpose of investing in securities not registered under the Act,

unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

2. Notwithstanding paragraph 1 of this rule, any discretionary account or similar account

(other than an estate or trust) held for the benefit or account of a non-US person by a dealer or

other professional fiduciary organized, incorporated, or (if an individual) resident in the United

States shall not be deemed a "US person."

3. Notwithstanding paragraph 1, any estate of which any professional fiduciary acting as

executor or administrator is a US person shall not be deemed a US person if:

(i) An executor or administrator of the estate who is not a US person has sole

or shared investment discretion with respect to the assets of the estate; and

(ii) The estate is governed by a foreign law.

4. Notwithstanding paragraph 1, any trust of which any professional fiduciary acting as

trustee is a US person shall not be deemed a US person if a trustee who is not a US person has

sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlement or if the trust is revocable) is a US person.

5. Notwithstanding paragraph 1, an employee benefit plan established and administered in

accordance with the law of a country other than the United States and customary practices and

documentation of such country shall not be deemed a US person.

6. Notwithstanding paragraph 1, any agency or branch of a US person located outside the

United States shall not be deemed a "US person" if:

(i) The agency or branch operates for valid business reasons; and

(ii) The agency or branch is engaged in the business of insurance or banking

and is subject to substantive insurance or banking regulation, respectively,

in the jurisdiction where located.

7. The International Monetary Fund, the International Bank for Reconstruction and

Development, the Inter-American Development Bank, the Asian Development Bank, the African

Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be

deemed "US persons."

Exhibit K

Liabilities

Exhibit L

Excluded Assets/Excluded Liabilities

N/A

Exhibit Q

Subsidiaries

NONE

SubID

Company Name

Address

City

State/Province

Zip

Country

Amt Owned